Central Puerto

COMPANY PRESENTATION



June 2018

Disclaimer

Additional information about Central Puerto can be found in the Investor Support section on the website at www.centralpuerto.com .

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of Central Puerto, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission or an exemption from such registration.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics, including information per share, operating information, and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Cautionary Statements Relevant to Forward-Looking Information

This presentation contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this presentation as "forward-looking statements") that constitute forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words "anticipate," "believe," "could," "expect," "should," "plan," "intend," "will," "estimate" and "potential," and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.

Statements regarding possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition, expected power generation and capital expenditures plan, are examples of forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company assumes no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and the Company's business can be found in the Company's public disclosures filed on EDGAR (www.sec.gov).

Adjusted EBITDA

In this presentation, Adjusted EBITDA, a non-IFRS financial measure, is defined as net income for the year, plus finance expenses, minus finance income, minus share of the profit of associates, plus income tax expense, plus depreciation and amortization, minus net results of non-continuing operations.

Adjusted EBITDA is believed to provide useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the Company's management team to evaluate the financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA is frequently used by securities analysts, investors and other parties to evaluate companies in the industry. Adjusted EBITDA is believed to be helpful to investors because it provides additional information about trends in the core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on the results.

Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

- Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;
- Adjusted EBITDA does not reflect our finance expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other finance income;
- Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;
- although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements;
- although share of the profit of associates is a non-cash charge, Adjusted EBITDA does not consider the potential collection of dividends; and
- other companies may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Company's consolidated financial statements in accordance with IFRS [and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, net income. For a reconciliation of the net income to Adjusted EBITDA, see the tables included in this release.

Convenience Translations

The translations into US dollars in the table under this presentation have been made for convenience purposes only, and, given the significant exchange rate fluctuation during 2016, 2017 and 2018, you should not place undue reliance on the amounts expressed in US dollars The US dollar translations should not be construed as a representation that the peso amounts have been or may be converted into US dollars at the rate indicated in the table above or at any other rate.

OVERVIEW

GROWTH STRATEGY

FINANCIALS

APPENDIX

Central Puerto at a glance

Key highlights


Central Puerto

- Largest private sector power generator in Argentina, with a total installed capacity of 3,663MW[1]
- Geographically and technologically diversified operating assets
- Largest private player[2] in 3 companies operating combined cycles totaling 2,554 MW under a consortium with other generators ("FONINVEMEM" or "FONI"), enhancing the Company's portfolio
- Potential to continue improving operating assets' profitability
- Attractive growth profile, with 794 MW of awarded capacity with PPAs with CAMMESA and potential contracts with large power users
- Strong cash flow generation and financial position

Source: company information

[1] Measured by energy generated. Installed capacity excluding FONI plants; [2] Central Puerto has a 1st minority equity interest in TJSM and TMB and a 56% equity interest in CVOSA

Central Puerto at a glance *(cont'd)*

Operating and financial highlights

Generation assets and potential projects breakdown by technology (MW)[1]



Additional stakes in 3 companies operating combined cycles totaling 2,554 MW(2)
3,663
46
1,069
1,107
1,441
Awarded and under construction / development
423
371
+794 MW
4,457
371
469
1,069
1,107
1,441
Potential Projects
1,456
255
+1,712 MW
6,168
626
469
1,069
2,563
1,441
(=) Current Capacity
(+) Cogeneration projects under construction
(+) Wind new projects under construction/development
(=) Adj. Current and awarded capacity
(+) Thermal potential projects 3
(+) Renewable potential projects 4
(=) Total potencial capacity
Hydro
Combined Cycle
Steam turbines
Co-generation
Renewables

Financial highlights for continuing operation (LTM ended March 31, 2018)[5]

Net Revenues	Adj. EBITDA (excl. CVOSA effect)[6]	Adj. EBITDA[6] + FONI Collections
US$378 mm	**US$264 mm**	**US$285 mm**
Ps.6,653 mm	*Ps.4,726 mm*	*Ps.5,089 mm*

Figures do not reflect the **Energía Base capacity price increases** applied in May-17 and Nov-17 on a full period basis. Figures do not include discontinued operations (La Plata Plant)

Source: Company information

1 Considers 100% of the capacity of each asset, excluding FONI plants; 2 CEPU is the largest private player in 3 companies operating combined cycles totaling 2,554 MW under a consortium with other generators ("FONI"); 3 Considers potential expansion projects of combined cycle plants with an aggregate projected installed capacity of 1,456 MW of electricity, which Central Puerto partially plans to support with three gas turbines it has already acquired, which totals an installed capacity of 969 MW operating under a simple cycle configuration, and land rights which Central Puerto has already obtained; 4 Considers projects which Central Puerto expects to submit bids in potential future rounds of RenovAr Program (Cerro Senillosa: 100MW; Picún Leufú: 100MW) and potential projects for which Central Puerto has already requested energy dispatch priority, although CAMMESA has partially granted it yet: (i) La Genoveva II: additional 55,02 MW to be granted (CAMMESA has already granted 42 MW); 5 Full year 2017. Financial figures do not include results from discontinued operations (as of December 2017, the La Plata Plant was classified as held for sale, and its results as discontinued operations). Financial figures constructed as the sum of each quarters figures, converted at the AVG FX from Ps. to US$ of each quarter. See "Disclaimer – Adjusted EBITDA".

Largest private sector power generator in Argentina with a diversified portfolio of high quality assets

Largest private sector power generator in Argentina with a diversified asset base

Private sector power generation market shares (GWh)

SADI's total power generation by private sector companies and market share, Jan-Dec 2017



19%
17%
17%
17%
30%
16,464
14,120
14,163
14,829
25,182
Central Puerto
Pampa energia
PETROBRAS
AES
enel
Other

Balanced portfolio with different technologies in place...



1%
26%
39%
34%
Technology type
Hydro
Combined Cycle
Steam Turbines
Co Generation

3,663 MW
Installed Capacity[1]

... coupled with fuel sources diversification

Thermal generation by fuel type, 2017



13%
17%
70%
Natural Gas
Gas Oil
Fuel Oil

12,763 GWh
Power generated in 2017 by thermal units

Only 8% of capacity relies exclusively on natural gas supply[1,2]

Source: Company information. [1] Excludes FONI Plants; [2] Lujan de Cuyo's Siemens Combined Cycle unit (306 MW installed capacity) is CEPU's only unit relying exclusively on natural gas

Central Puerto at a glance *(cont'd)*

Portfolio of generation assets

Current geographic footprint



3
3
7
7
9
10
4
8
1
5
6
5
2
~62% power demand

Installed capacity (MW)[2]	Assets in operation	Assets under construction / development	FONINVEMEM Plants
1 Puerto	1,714	-	-
2 Piedra del Aguila	1,440	-	-
3 3 Lujan de Cuyo	509	93	-
4 San Lorenzo	-	330	-
5 La Castellana I & II	-	115	-
6 Genoveva I & II	-	129	-
7 Achiras I & II	-	127	-
8 Manuel Belgrano	-	-	873
9 San Martin	-	-	865
10 Vuelta de Obligado	-	-	816
Total	3,663	794	2,554

■ Assets currently in operation ■ Assets under development ■ Central Puerto equity interest in companies operating FONI plants

Source: Company information and CAMMESA
[1] Demand for 11M17 based on CAMMESA's monthly report. Includes Gran Buenos Aires, Buenos Aires and Litoral; [2] Considers 100% of the capacity of each asset

Largest private sector power generator in Argentina with a diversified portfolio of high quality assets (*cont'd*)

High quality assets with strong and stable operational performance

Assets with high availability…

Average availability of thermal units



Central Puerto
Market average[1]
76%
80%
79%
77%
91%
90%
73%
74%
72%
72%
79%
79%
2013
2014
2015
2016
2017
LTM 1Q2018

…a strong generation track record…

Power generated (TWh)



Hydro
Thermal
Historical low hydrological levels affected Piedra del Aguila's generation in 2016 and 2017
16.9
16.8
17.7
15.5
16.5
15.9
12.3
12.7
12.9
13.2
12.7
11.8
4.6
4.1
4.7
2.4
3.7
4.1
2013
2014
2015
2016
2017
LTM 1Q2018

… access to fuel and water storage…

Fuel Oil	■ 32,000 tons of storage capacity ■ Equivalent to 6.3 days of consumption
Gas Oil	■ 20,000 tons of storage capacity ■ Equivalent to 5.7 days of consumption
Water (HPDA)	■ 12 bn m^3 of water, of which 50% are usable ■ Equivalent to 45 days of consumption

Critical assets due to their large storage capacity

… and high efficiency

Heat rate (Kcal/KWh)[2]



1,604
1,567
1,617
1,692
2,456
2,837
2,605
2,426
Combined Cycle
Steam Turbines
Central Puerto
AES
ENEL
Pampa Energia

Source: Company information, CAMMESA

[1] Average market availability for thermal units; [2] Considers units operating only with natural gas

OVERVIEW

GROWTH STRATEGY

FINANCIALS

APPENDIX

Attractive growth profile (cont'd)

Central Puerto's growth strategy based on 3 clear pillars

Central Puerto

A) Expansion in conventional energy



- New awarded thermal projects to add 423 MW of contracted capacity
- Capacity increase through new auctions or contracts with private players (combined cycles)
- Government authorized the sale of its interests in FONI and other power plants[1]

  Central Puerto[2] may exercise its right of first refusal for the sale of the FONI thermal assets operated by TMB and TJSM

B) Expansion in renewable energy



- Central Puerto's goal is to become the #1 renewable energy generator in Argentina
- 371 MW awarded capacity (234 MW of PPA with CAMMESA, and 137 MW with large users (MATER)
- Benefit from Argentina's natural conditions for renewables generation
- Participate in Argentine government's future auctions, and opportunities to sell power to private consumers[3]

C) Industry normalization



- Potential upside from price increases to close remaining price gap between Energía Base and new auctions
- Remuneration of hydro power remains below thermal levels
- Well positioned for the potential business opportunity related to the shifting back of fuel purchases to generators
- Monitor opportunities to participate in term market for conventional generation, if reopened by Argentine government

Central Puerto offers growth potential in installed capacity coupled with increasing profitability

[1] Dec. 882/2017; [2] And other shareholders; [3] Law 27,191 allows the execution of contracts with large users in the term market for renewable sources (Res. 281-E/17)

Attractive growth profile

Generation assets and potential projects by technology (MW)



Renewables
Co Generation
Steam
CC
Hydro
Awarded
Under construction
/Development
Potential Projects
3,663
423
371
4,457
1,456
255
6,168
+794 MW
+1,711 MW
(=) Current Capacity
(+) Co-generation projects
(+) Wind projects
(=) Adj. Current and awarded capacity
(+) Thermal potential projects
(+) Renewable potential projects
(=)Total potential capacity
NEW CAPACITY
A
Expansion in conventional energy
B
Expansion in renewable energy
Lujan de Cuyo
T6 San Lorenzo
Renovar Program
MATER
New auctions
Private contracts
New auctions
Private contracts

Attractive growth profile (cont'd)

New awarded thermal projects to add 423MW of contracted capacity

A Conventional energy


1
2

	1 Expansion of Lujan de Cuyo	2 Terminal 6 San Lorenzo
Power capacity	93 MW (for the winter)	330 MW (for the winter)
Technology	Cogeneration	Cogeneration
Capex	US$91mm (US$45mm already disbursed)[2]	US$284mm (US$42mm already disbursed)[3]
Expected COD	November 2019	May 2020
Contract term	15 years	15 years
Awarded energy price [capacity + variable]	17,100 US$/MW per month + 8 US$/MWh[1]	17,000 US$/MW per month + 8 US$/MWh (NG)[1] 10 US$/MWh (GO)[1]
Steam off-taker	YPF	T6 Industrial S.A.[4]
✓	Existing facilities can accommodate the additional capacity without any major restructuring	Uses one of the 4 turbines already purchased by Central Puerto
✓	New steam contract to replace the current one, which still has 2 years until expiration	Location inside Terminal 6's premises

PPAs for these projects were executed on January 4th, 2018

Central Puerto was awarded 22% of the total granted capacity, more than any other bidder in Res. 287/2017 auction

Source: Company information; [1] Excluding fuel cost; [2] Related to two additional Siemens gas turbines acquired by Central Puerto [3]Includes US$41.9mm for a gas turbine which has been already acquired by Central Puerto; [4] Terminal 6 composed of Aceitera General Deheza and Bunge

A Conventional energy

Central Puerto is ready to participate in the sale of the government's plants

Central Puerto is ready to participate in the sale of the government plants



Selected state owned assets

Central Termica Brigadier Lopez



CAPACITY	**280 MW + 140 MW under construction**
COMMERCIAL OPERATIONS	**2012**

Ensenada De Barragan



CAPACITY	**576 MW + 280 MW under construction**
COMMERCIAL OPERATIONS	**2012**

Bidding Process: Schedule & Conditions

- **June 8: Bidding conditions**
- **August 23: Offers**
- **September 11-18: Tender awards**

- **10 year PPA contract with CAMMESA**
- **Add a steam turbine in a combined cycle configuration**
- **Strategic location**

Conventional energy

Central Puerto is well positioned ahead of future expansion oportunities

Government targets significant capacity additions


Target conventional capacity addition[1]
10.0
Awarded during 2016 and 2017
4.7
Remainder to reach target
5.3
5.3GW
of conventional capacity yet to be auctioned

Turbines and land for future projects

- To further enhance its position ahead of future auctions, Central Puerto has already acquired gas turbines and land
- 3 new heavy-duty gas turbines acquired totaling 969 MW
- Successful track record in expansion processes for **794MW of installed capacity[3] since 2016**

Gas turbines

Manufacturer	GE	SIEMENS x2
Capacity	373MW	298MW x2
Technology	Series H	Series F

High efficiency, latest generation turbines

Land

Land → 130 ha in Buenos Aires Province

Total CapEx: US$134mm

Source: Company information, news run
[1] Includes 2.9GW awarded under Res. 21/2016 and 1.8GW awarded under Res. 287/2017; [2] Considers investment in the 3 turbines and the 130 ha of land in Buenos Aires Province; [3] Thermal and renewable energy

Attractive growth profile (cont'd)

Largest private player in FONI consortium operating combined cycles totaling 2,554 MW

A Conventional energy

Assets under the FONINVEMEM program

	1 San Martín	2 Manuel Belgrano	3 Vuelta de Obligado
Plant overview	Combined cycle	Combined cycle	Combined cycle
	865 MW	873 MW	816 MW
	COD: 2010	COD: 2010	COD: March18

First 10 years of Operations

- Private Generators to collect US$ receivables in 120 monthly payments plus 360-day LIBOR + 1% for 1 2 and 30-day LIBOR + 5% for 3
- Plants owned by the FONI trusts and operated by private generators
- Central Puerto's stake in operating companies: 1st minority for 1 2 and controlling company for 3

After 10 years of COD → **Well positioned for potential strategic opportunity**

- Private shareholders will receive the assets' property rights
- Argentine Government will be incorporated as a shareholder
- The Government has been allowed to sell its pro-rata equity interest

Attractive growth profile (cont'd)

Renewable energies also present excellent growth opportuinities

Regulations

Minimum renewable energy share of total consumption


8%
12%
16%
18%
20%
2017
2019
2021
2023
2025

- To promote renewable energy, a Promotional Regime was enacted
  - Energy must be intended for the WEM
  - Projects must be related to the rendering of public services
- Larger users (+300kW) will need to gradually increase the purchase of energy from renewable sources, meeting specific goals

Principal Tax Benefits

- Early refund of the Value Added Tax (VAT) of the project's new assets
- Accelerated asset depreciation for income tax purposes
- Tax certificate equal to 20% of the value of electromechanical components made in Argentina, under certain conditions

Renewable energy capacity to be added


10.0
1.1
1.3
1.1
0.8
4.9
Target renewable capacity addition
Awarded under RenovAR 1
Awarded under RenovAR 1.5
Awarded under RenovAR 2.0
MATER
Remainder to reach target

4.9 GW
of renewable capacity yet to be auctioned or added in the private market by 2025

Source: Company information, Ministry of Energy

Attractive growth profile (cont'd)

Development of awarded renewable energy projects

B Renewable energy

Central Puerto's awarded wind farm projects[1]

		RenovAr Program			Term Market (MATER)		
		1 La Castellana	2 Achiras	3 La Genoveva I	4 La Castellana II	5 Achiras II	6 La Genoveva II
Capacity		99 MW	48 MW	86.6 MW	15.75 MW	79.8 MW	41.8MW
Estimated Capex		US$148mm	US$74mm	US$105mm	US$19mm	US$112mm	US$58mm
Expected COD		July 2018	June 2018	May 2020	July 2019	January 2020	November 2019
Equipment		32x units of 3.15MW	15x units of 3.2MW	25x units of 3.46MW	4 units	21 units	11 units
Awarded Price	Starting	61.50 US$/MWh	59.38 US$/MWh	40.90 US$/MWh	Contractual conditions currently under negotiation		
	Adjustments	Annual adjustment factor + incentive factor					
PPA Signing Date		January 2017	May 2017	Expected May 2018			
Term		20 years starting on COD					
Funding	Committed	✓	✓				
	Type	Equity and project finance					



Source: Company information

[1] Equity stake in wind farms La Castellana and Achiras owned through CP La Castellana S.A.U. and CP Achiras S.A.U., respectively. La Castellana II, Achiras II and La Genoveva II projects will be developed through CPR Energy Solutions S.A.U.; La Genoveva I will be developed through Vientos La Genoveva S.A.U.;

Attractive growth profile (cont'd)

The Argentine Government is adjusting the regulatory framework to attract private investment

Industry normalization

2016 - 2017	2018/2019
Transition scheme	**Industry normalization**

Transition scheme

- Goal is to improve sector sustainability
- Fixed capacity price increase under Energía Base framework
- Regularization of CAMMESA's payables to generators
- Increased and set prices in US$ and established cash remuneration
- Enabled private parties to sign PPAs for renewable energy provision

Industry normalization

- Potential changes under discussion:
  - Price convergence of Energía Base to new energy auction prices
  - Responsibility of buying fuel will be potentially shifted back to generators
  - Potential re opening of the term market for conventional generation

Attractive growth profile (cont'd)

The Argentine government is increasing remuneration to generators

C Industry normalization

Key changes in the Energía Base framework

Average Monomic Price Received for the Energy Sold under Energía Base Framework (US$/MWh)



Monomic price without fuel
Increase in US$ of 81%
10.51
13.45
17.94
19.05
2015
2016
2017
LTM 1Q 2018
Ps.[1]:
137.00
213.78
334.53
334.53
Further increase in 2018 on the back of a fixed capacity price increase in Nov-17



Consumer end-price components
Generators' tariff
Fuel cost
VAD[2]

Source: Company information

[1] Converted from ARS at an end of period FX of 13.04, 15.89, 18.65 and 20.15 for 2015, 2016, 2017 and LTM 1Q 2018, respectively. Increase in Ps. of 180.2%; [2] Valor agregado de distribución (*distribution added value*)

Attractive growth profile (cont'd)

Price increases for Energía Base are narrowing the gap with prices awarded in new energy auctions

Industry normalization

Energía Base price evolution (US$/MW month)[1]



Average Res. 21/2016
20,951[3]
Average Res. 287/2017
20,568[3]
Price Convergence
Significant price gap, even when conservatively compared with the lower end of recent auctions prices
Energía Base – Thermal[2]
4,367
6,000
7,000
+ 60%
Feb/Apr-17
May/Oct-17
After Nov-17

Government increased remuneration for Energía Base thermal generation in May-17 and Nov-17, but there is still a large gap with prices observed in recent auctions

Source: Company information and Ministry of Energy.
[1] Prices are denominated in US$; [2] Average of the prices of: large CC (>150MW), large steam turbine (>100MW) and small steam turbine (<100MW); [3] Weighted average by capacity

Attractive growth profile (cont'd)

C Industry normalization

Central Puerto expects to benefit from an additional operating margin if the responsibility of buying fuel is shifted back to generators

Central Puerto's scale and leadership position provides for potential to capture margins on fuel purchases

Fuel Purchases[1] (US$mm)



832
319
422
91
Fuel Oil
Natural Gas
Gas Oil
2017

Prior to 2009, Central Puerto generated **gains resulting from savings in the purchase of fuel oil,** equal to the difference between the cost of fuel oil actually paid by CAMMESA and the cost of fuel oil to Central Puerto

For the recently-awarded San Lorenzo co-generation project, Central Puerto **obtained quotes for natural gas at a price 10% lower than the current reference price established by CAMMESA**

CEPU would expect to benefit from better fuel prices than the reference pass-through values provided by CAMMESA, given its scale as the largest private sector power company in Argentina and the diverse and strategic location of its power assets

Source: Company information

[1] Taking into account 2017 fuel used at December 28th 2017 prices

OVERVIEW

GROWTH STRATEGY

FINANCIALS

APPENDIX

Strong cash flow generation and financial position

US$ based revenues supported by additional FONINVEMEM cash flows

Net revenues from continuing operations (US$mm)[1,2]



In Ps.mm:
3,563
+67.2%
5,957
+11.7%
6,653
+50.8%
240
362
378
2016
2017
LTM 1Q 2018

Adj. EBITDA form cont. operations excluding COVSA effect (US$mm)[1,2]



In Ps.mm:
2,342
+46.8%
3,439
+37.4%
4,726
+32.4%
158
209
264
2016
2017
LTM 1Q2018

Expected payments from FONI receivables[3] (US$mm)



82
61
21
108
88
20
88
4
80
76
73
69
65
62
58
18
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
TJSM & TMB
CVOSA

- ✓ *Receivables related to CVOSA total **US$ 545 million***
- ✓ *As March 31, 2018 Central Puerto registered a one-time-gain of Ps. 7,959 million related to the Commercial Operation Approval of CVOSA*

Payments from FONINVEMEM receivables provide additional liquidity to that generated by Central Puerto's funds from operations

Capital expenditures (US$mm)

- Optimization of maintenance expenditures: long-term contracts in place with manufacturers, with periodic preventative and predictive tasks
- Adjusted EBITDA already contemplates certain maintenance expenses accounted for as operating costs



Anticipated maintenance capital expenditure⁴
14
7
7
2018E
2019E
2020E

Source: Company information

[1] Figures converted from Ps. to US$ at an AVG Financial figures do not include results from discontinued operations (as of December 2017, the La Plata Plant was classified as held for sale, and its results as discontinued operations). Financial FX of 14.84 and16.45 for 2016 and 2017 respectively. For LTM 1Q 2018, financial figures constructed as the sum of each quarters figures, converted at the AVG FX from Ps. to US$ of each quarter. See "Disclaimer – Adjusted EBITDA" above and "Appendix: "Adjusted EBITDA Reconciliation" below for further information. [2] Figures do not include result from discontinued operations; [3] Assumes fixed 30 and 360 day LIBOR rates as of March 31, 2018 to calculate future FONI payments by plant for illustrative purposes. Reflects pre-tax payments; [4] Inclusive of both estimated and committed monies

Favorable financial position and potential cash from non-core assets

Cash Position as of March 31, 2018 (US$ mm)


CENTRAL PUERTO
166
-
166
Financial Debt = 0
SUBSIDIARIES
Project Finance Long-Term Debt
15
-147
-132
CONSOLIDATED
181
-147
34
Cash
Financial Debt
Net Cash Position

Potential Cash from Non-Core Assets

CEPU's Stake

CEPU's Stake	MARKET CAP (mm)	
22.49%	DGCU	**US$ 383***
39,69%	DGCE	Non-publicly traded, similar in operations size to DGCU

ECOGAS

Source: Company information. *Data as of May 31, 2018.

OVERVIEW

GROWTH STRATEGY

FINANCIALS

APPENDIX

Adjusted EBITDA Reconciliation

Appendix
Adjusted EBITDA Reconciliation

Adjusted EBITDA Reconciliation

Million USD.	2016	2017	LTM 1Q 2018
Net Income of the year	1,769	3,494	10,471
Finance Expenses	620	698	823
Finance Income	**-421**	**-932**	**-732**
Share of the profit of associates	-148	-715	-849
Income tax expense	718	1,052	3,537
Depreciation and Amortization	242	327	336
Depreciation and Amortization	-438	-485	-899
Adjusted EBITDA	**2,342**	**3,439**	**12,685**[2]
Average exchange rate of period	14.84	16.45	*
Exchange rate end of period	**158**	**209**	**669**

- ***Total Adjusted EBITDA for the 2017 was Ps. 3,439 million, approximately US$ 209 million***
- ***LTM 1Q 2018, was around US$ 669 million, or US$ 264 million when excluding Ps. 7,959 million from the effect of the Commercial Operations Approval of CVO Plant***

[1] See "Disclaimer—Adjusted EBITDA" below for further information.
[2] In 1Q 2018, Net income for the period and Adjusted EBITDA includes the increase in FONINVEMEM receivables due to the Commercial Operation Approval of the Central Vuelta de Obligado Plant, which amounted to Ps.7,959 million. The Adjusted EBITDA without taking into account this effect would have been Ps. 4,726 million.
Source: Company information
1 AVG FX was calculated using the seller rate for U.S. dollars quoted by the Banco de la Nación Argentina for wire transfers (divisas).
*For LTM 1Q 2018, financial figures constructed as the sum of each quarters figures, converted at the AVG FX from Ps. to US$ of each period: AVG FX 2Q 2017, Ps. 15,72 per US$; AVG FX 3Q 2017, Ps. 17,29 per US$; AVG FX 4Q 2017, Ps. 17,55 per US$; AVG FX 1Q 2018, Ps. 19,68 per US$.



Central Puerto